May 25, 2017

Pamela Long

Assistant Director

Asia Timmons-Pierce

Staff Attorney

Dale Welcome

Staff Accountant

John Cash

Accounting Branch Chief

Re:	BioCrude Technologies USA, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 11, 2017
File No. 333-214853

Dear Ms. Long:

This letter is in response to your comment letter of January 11, 2017.

General

1. We note your response to comment one of our letter dated January 9, 2017. Please revise your cover page and the fourth paragraph below your fee table to clarify that all of the shares that the company is offering (the 20 million shares) will be sold at a fixed price of $1.75 for the duration of the offering. The company is not eligible to conduct an at-the-market offering and must therefore fix a price for all of the shares it sells. By contrast, selling stockholders may sell at market prices once a market for the shares exists.

Response: The registration statement has been revised to reflect clarity of the aforesaid.

Material Agreements, page 31

2. We note that you have only filed the certain pages of these agreements as exhibits. You have not properly submitted a confidential treatment request. Please file each agreement in its entirety with your next amendment. If you believe that confidential treatment of particular information is warranted, you may request confidential treatment pursuant to Rule 406 of the Securities Act by submitting a confidential treatment request to the Office of the Secretary. For guidance in preparing a confidential treatment request, please refer to Staff Legal Bulletin No. 1A (Feb. 28, 1997 with the July 11, 2001 addendum).

Response: The Material Agreements (Deed of Assignment pursuant to a Public-Private Partnership (PPP), the Power Purchase Agreement (PPA), and the MSW, Land and Supply of Treated Effluent Concession Agreements) have been filed redacted (excerpts privy to Company) in accordance to the FOIA Confidential Treatment Request (CTR) with the Office of the Secretary of the United States Securities and Exchange Commission (SEC).

The registration statement has been revised to reflect and/or incorporate all of the aforesaid.

3. Please ensure that each agreement is filed as a separate exhibit and revise your exhibit index accordingly.

Response: The Material Agreements (Deed of Assignment pursuant to a Public-Private Partnership (PPP), the Power Purchase Agreement (PPA), and the MSW, Land and Supply of Treated Effluent Concession Agreements) have been filed as separate exhibits, and referenced as such in the exhibit index of the registration statement.

The registration statement has been revised to reflect all of the aforesaid.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

4. Please include a currently dated consent from your independent registered public accounting firm in the next amendment of the filing.

Response: The registration statement has been revised to include a currently dated consent from the Company’s independent registered public accounting firm.

Very truly yours,

/s/ John Moukas, President

BioCrude Technologies USA, Inc.